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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-73728-01 and 333-73728-02

Fleet Credit Card Funding Trust

                                                           (as depositor for Fleet Credit Card Master Trust II)

(Exact name of registrant as specified in its charter)

                                300 North Wakefield Drive, Newark, Delaware 19702 (302) 266-5004

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                                                               See Annex A

(Title of each class of securities covered by this Form)

                                                                                      None

(Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule l5d-6 ☒

Approximate number of holders of record as of the certification or notice date: Fewer than 300; see Annex A

Pursuant to the requirements of the Securities Exchange Act of 1934 Fleet Credit Card Funding Trust, as depositor for Fleet Credit Card Master Trust II, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2006	By: /s/ Jon Hayes
Name: Jon Hayes
Title: Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Annex A

Title of each class of securities covered by this Form 15	Approximate number of holders of record
Class A 2.40% Asset-Backed Certificates, Series 2003-A	46
Class B Floating Rate Asset-Backed Certificates, Series 2003-A	8
Class A Floating Rate Asset-Backed Certificates, Series 2002-B	19
Class B Floating Rate Asset-Backed Certificates, Series 2002-B	4
Class A Floating Rate Asset-Backed Certificates, Series 2001-A	11
Class A 5.60% Asset-Backed Certificates, Series 2001-B	53
Class B 5.90% Asset-Backed Certificates, Series 2001-B	11